UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of Abril, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Results for Fourth Quarter and Fiscal Year Ended December 31, 2018

São Paulo, Brazil – April 29, 2019 – Netshoes (Cayman) Ltd. (NYSE:NETS) (“Netshoes”), today reported audited consolidated financial results for the three-months and year ended December 31, 2018. The results are stated in Brazilian Reais (“R$”) and prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Except as the context otherwise requires, for comparability purposes, data as of and for the periods ended December 31, 2017 included herein have been restated to give effect to the discontinuation of the Company’s operation in Mexico.

Fourth Quarter 2018 Key Highlights

•      Net sales: R$566.4 million, up 3.8% on an FX neutral basis compared to the same period in 2017;

•      GMV: R$832.7 million, up 9.1% compared to the same period in 2017 (FX neutral), with Marketplace GMV up 54.6% compared to the same period in 2017, accounting for 14.5% of total GMV (+4.7 p.p. YoY)

•      Net Working Capital: Total net working capital cycle reduction of 19 days to -6 days vs 3Q-2018

•      Net loss: R$90.3 million

•      Operating cash flow generation of R$58.1 million from continuing operations

Recent Developments

•       Merger Agreement with Magazine Luiza S.A.: The Company has entered into today an Agreement and Plan of Merger (“Merger Agreement”) with Magazine Luiza S.A. and its wholly-owned subsidiary located in the Cayman Islands (“Merger Sub”) whereby, subject to the satisfaction of certain conditions precedent, Magazine Luiza S.A. will acquire Netshoes. See Message from the Company`s Founder and CEO, Marcio Kumruian.

•       Sale of Subsidiary in Argentina: Completion of sale of Netshoes’ subsidiary in Argentina on April 26th, 2019 to a group led by BT8 S.A

Operating and Financial Metrics Highlights

			Change %				Change %
Operating Data(1)	4Q-2017 (Restated)	4Q-2018	YoY	YoY FX Neutral	FY-2017 (Restated)	FY-2018	YoY	YoY FX Neutral
Registered Members (in thousands)	21,416	24,878	16.2%		21,416	24,878	16.2%
Active Customers (in thousands)	6,516	6,805	4.4%		6,516	6,805	4.4%
Invoiced Orders (in thousands)	3,991	4,060	1.7%		12,037	12,624	4.9%
Orders Placed from Mobile Device %	51.0%	61.5%	+10.5p.p		45.9%	58.7%	+12.8p.p.
Average Basket Size (in R$)	197.9	204.0	3.1%	7.4%	202.6	203.9	0.7%	3.9%
GMV[2] (in millions of R$)	795.0	832.7	4.7%	9.1%	2,519.0	2,596.9	3.1%	6.3%
B2C GMV (in millions of R$)	789.6	828.0	4.9%	9.2%	2,438.5	2,574.6	5.6%	8.9%
Marketplace GMV (as % of total GMV)	9.8%	14.5%	+4.7p.p.		7.9%	12.8%	+4.9p.p.
			Change %				Change %
Financial Data (In R$ Millions) (1)	4Q-2017 (Restated)	4Q-2018	YoY	YoY FX Neutral	FY-2017 (Restated)	FY-2018	YoY	YoY FX Neutral
Net Sales	572.3	566.4	(1.0)%	3.8%	1,835.2	1,808.1	(1.5)%	1.9%
Net Sales – Brazil	533.5	537.9	0.8%		1,693.5	1,682.0	(0.7)%
Net Sales – International	38.9	28.5	(26.7)%	44.2%	141.7	126.1	(11.0)%	33.0%
Gross Margin %	29.5%	23.5%	(6.1)p.p		32.1%	23.1%	(8.9)p.p.
ADJUSTED EBITDA[3] Margin %	(1.8)%	(11.2)%	(9.3)p.p		(1.2)%	(11.3)%	(10.1)p.p.

(1)     As the Mexico operation was discontinued during the third quarter of 2018, for comparability purposes, operating and financial figures for 4Q-2017 and FY-2017 included herein have been restated to give effect to such discontinuation of the Company’s operation in Mexico as if it had occurred in any such periods.

(2)     For a reconciliation of net sales to GMV, see page 12 below.

(3)     For a reconciliation of net loss to Adjusted EBITDA Margin, see page 13 below

Message from the Founder and CEO, Marcio Kumruian:

2018 was a difficult year for Netshoes. The Company took important and necessary actions and decisions to turn around and streamline the Company’s operations and focus on its core B2C business in Brazil.

The key structural changes the Company implemented during this period included the shutdown of the B2B supplement operation, the sale of its Mexican operation and the decision to sell the Argentina operation, which was concluded in April 26, 2019. All these operations combined consumed R$65 million of cash in 2017 and R$50 million in 2018.  The Company believes that the divestment from such operations will allow Netshoes to concentrate on its Brazilian B2C operation, which has posted positive Adjusted EBITDA since 2016.

The Company also finalized in December 2018 the implementation of two important operational improvement programs: (i) Zero-Based Budgeting program, which identified more that R$25 million in potential cost-saving measures initiatives for 2019 and (ii) the Commercial Improvement Program, which identified significant opportunities to improve product margins.

Netshoes’ Adjusted EBITDA was a negative R$205 million in 2018. Of that amount, the B2B Supplement Business accounted for R$73 million in write-offs and R$35 million of negative margins, and the Argentina operation represented an additional negative Adjusted EBITDA of R$34 million. The other R$36 million came from consulting and legal expenses as well as inventory clean up associated with the Company’s operational improvement programs. These issues significantly affected the Company’s results and cash position during 2018.

We managed to minimize factoring of trade account receivables, reducing interest expenses in comparison to 2017. On the other hand, the Company lost some of its financing flexibility during 4Q-18 as its reverse factoring lines were reduced for an amount of approximately R$80 million.

Merger Agreement with Magazine Luiza S.A:

In addition, as previously mentioned, we have executed today the Merger Agreement with Magazine Luiza S.A., pursuant to which Magazine Luiza S.A. will acquire Netshoes, such that, at the effective time of the transaction, Merger Sub will merge with and into Netshoes (the “Merger”), with Netshoes continuing after the Merger as the surviving company and a wholly-owned subsidiary of Magazine Luiza S.A. Subject to the terms and conditions of the Merger Agreement, each of Netshoes shareholders will receive US$2.00 per share in cash for each common share.

Netshoes has entered into the Merger Agreement after an extensive process in which it evaluated our prospects as an independent company and reviewed, with the assistance of Goldman Sachs & Co., as financial advisor, opportunities to protect shareholder value through a sale transaction. While Netshoes worked to meet its market opportunity as an independent company, its financial results and increasing pressure on its working capital position, caused it to reevaluate its prospects and resulted in its decision to enter into the Merger Agreement.

The Merger is subject to the satisfaction of certain conditions precedent established in the Agreement and Plan of Merger, including, among others, its approval by two-thirds (2/3) of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a Netshoes`s general meeting, and by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), the Brazilian anti-trust agency.

In addition, on this date, Magazine Luiza S.A. announced that it has entered into a voting and support agreement, with shareholders representing 47.9% of its capital stock pursuant to which, among other things, each such shareholder has agreed to vote all common shares beneficially owned by such Shareholder in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

Overview of Fourth Quarter & Full Year 2018 Results

			Change %				Change %
Consolidated P&L (In R$ Millions)(1)	4Q-2017 (Restated)	4Q-2018	YoY	YoY FX Neutral	FY- 2017 (Restated)	FY-2018	YoY	YoY FX Neutral

GMV(2)	795.0	832.7	4.7%	9.1%	2,519.0	2,596.9	3.1%	6.3%

Net Sales – Brazil	533.5	537.9	0.8%		1,693.5	1,682.0	(0.7)%
Net Sales – International	38.9	28.5	(26.7)%	44.2%	141.7	126.1	(11.0)%	33.0%
Net Sales	572.3	566.4	(1.0)%	3.8%	1,835.2	1,808.1	(1.5)%	1.9%
Cost of Sales	(403.2)	(433.4)	7.5%		(1.247.0)	(1.389.8)	11.5%
Gross Profit	169.1	133.0	(21.4)%		588.2	418.2	(28.9)%
% Gross Margin	29.5%	23.5%	(6.1)p.p.		32.1%	23.1%	(8.9)p.p.
Operating Expenses	(179.6)	(196.1)	9.2%		(610.9)	(623.2)	2.0%
% of Sales	(31.4)%	(34.6)%	3.2p.p.		(33.3)%	(34.5)%	1.2p.p.
Selling and Marketing Exp. (ex-D&A)	(149.6)	(149.8)	0.1%		(490.9)	(473.1)	(3.6)%
% of Sales	(26.1)%	(26.4)%	0.3p.p.		(26.7)%	(26.2)%	(0.6)p.p.
General and Administrative Exp. (ex-D&A)	(29.2)	(42.9)	46.6%		(116.1)	(140.8)	21.3%
% of Sales	(5.1)%	(7.6)%	2.5p.p.		(6.3)%	(7.8)%	1.5p.p.
Other Operating Expenses	(0.7)	(3.7)	357.9%		(3.9)	(9.3)	136.8%
% of Sales	(0.1)%	(0.6)%	0.5p.p.		(0.2)%	(0.5)%	0.3p.p.
ADJUSTED EBITDA(3)	(10.5)	(63.3)	(501.2)%		(22.7)	(205.0)	(803.3)%
% of Sales	(1.8)%	(11.2)%	(9.3)p.p.		(1.2)%	(11.3)%	(10.1)p.p.
Certain Other Net Financial Result(4)	(2.7)	(2.6)	8.9%		(7.0)	(14.1)	101.5%
% of Sales	(0.5)%	(0.5)%	0.0p.p.		(0.4)%	(0.8)%	0.4p.p.
EBITDA(3)	(13.2)	(66.0)	(401.3)%		(29.7)	(219.1)	(637.9)%
% of Sales	(2.3)%	(11.6)%	(9.3)p.p.		(1.6)%	(12.1)%	(10.5)p.p.
Amortization and Depreciation	(8.8)	(12.4)	41.0%		(31.5)	(58.0)	84.3%
% of Sales	(1.5)%	(2.2)%	0.7p.p.		(1.7)%	(3.2)%	1.5p.p.
Net Adjusted Financial Result(4)	(23.5)	(15.7)	(33.0)%		(93.0)	(54.1)	(41.9)%
% of Sales	(4.1)%	(2.8)%	(1.3)p.p.		(5.1)%	(3.0)%	(2.1)p.p.
Monetary position gain (loss), net(5)	-	3.3	-		-	9.6	-
% of Sales	-	0.6%	-		-	0.5%	-
Loss Before Income Tax	(45.4)	(90.8)	99.9%		(154.2)	(321.6)	108.5%
% of Sales	(7.9)%	(16.0)%	8.1p.p.		(8.4)%	(17.8)%	9.4p.p.
Current Income Tax	-	0.7	-		-	(0.2)	-
Net Loss from continuing operations	(45.4)	(90.1)	98.5%		(154.2)	(321.8)	112.4%
% of Sales	(7.9)%	(15.9)%	8.0p.p.		(8.4)%	(17.8)%	9.4p.p.
Net Loss from Discontinued Operations(1)	(4.3)	(0.2)	95.3%		(16.1)	(10.6)	34.4%
Net Loss	(49.7)	(90.3)	81.7%		(170.3)	(332.4)	95.1%
% of Sales	(8.7)%	(15.9)%	7.3p.p.		(9.3)%	(18.4)%	9.1p.p.

(1) As the Mexico operation was discontinued during the third quarter of 2018, for comparability purposes, financial data for 4Q-2017 and FY-2017 included herein have been restated to give effect to such discontinuation of the Company’s operation in Mexico as if it had occurred in any such periods.

(2) For a reconciliation of net sales to GMV, see page 12 below.

(3) For a reconciliation of EBITDA and Adjusted EBITDA, please see page 13.

(4) For a reconciliation of financial income/expense to Certain Other Net Financial Result and Net Adjusted Financial Result, see page 12.

(5) Inflation accounting in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies in the Argentinean subsidiary.

Operating Metrics

As of December 31, 2018, The Company’s business was organized into two geographical segments: (1) Brazil, which consists of the B2C e-commerce operations of Netshoes (sporting goods) and Zattini (fashion); and (2) International, which consists of the B2C e-commerce operation in Argentina. Going forward, with the discontinuation of our operations in Argentina, we will have only one business segment, Brazil.

Registered members increased to 24.9 million in 4Q-2018, an increase of 16.2% compared to the same period in 2017. Active customers reached 6.8 million, an increase of 4.4% compared to the same period in 2017.

The shift of consumer purchasing habits to mobile devices has continued, with 61.5% of total orders placed from mobile devices in 4Q-2018, a 10.5 p.p. increase over 4Q-2017.

GMV from the B2C operation grew 9.2% in 4Q-2018 on an FX neutral basis compared to the same period in 2017 (4.9% on a reported basis), mainly driven by:

•        a 2.3% increase in Netshoes Brazil GMV compared to the same period in 2017, mainly impacted by our strategy of shifting from 1P to marketplace certain products with lower margin or slower replacement cycle;

•        a 31.0% increase in Zattini’s GMV compared to the same period in 2017, reflecting the solid discipline of the Company’s new strategy in fashion portfolio management.

o   Growth in GMV at both Netshoes and Zattini accelerated compared to the third quarter of 2018:

GMV - YoY Growth	3Q-18	4Q-18
Netshoes Brazil	1.8%	2.3%
Zattini	14.8%	31.0%

•        a 45.7% increase in local currency in Netshoes International GMV (Argentina operation) compared to the same period in 2017; however, on a reported basis, it was down 19.5% due to the strong FX impact resulting from the devaluation of the Argentinian currency during the period.

•        In 4Q-2018, invoiced orders increased 1.7% compared to the same period in 2017 while average basket size increased 7.4% on an FX neutral basis.

Total consolidated GMV in 4Q-2018 was R$832.7 million, up 9.1% on an FX neutral basis and up 4.7% on a reported basis compared to the same period in 2017.

Marketplace GMV (Netshoes & Zattini in Brazil) amounted to R$120.5 million and accounted for 14.5% of total consolidated GMV (15.3% of GMV Brazil) in the 4Q-2018, an increase of 54.6% compared to the same period in 2017. As of December 31, 2018, the Company’s total vendor base comprised 1,054 qualified third-party B2C vendors, an increase of 321 vendors compared to the same period in 2017 and an increase of 74 vendors over 3Q-2018.

Net Sales

Consolidated net sales were R$566.4 million in 4Q-2018, a 1.0% decrease compared to the same period in 2017 (+3.8% on an FX neutral basis). Net sales in Brazil increased 0.8% compared to the same period in 2017 to R$537.9 million.

Net sales for the International business (Argentina) in 4Q-2018 was R$28.5 million, up 44.2% in local currency and down 26.7% on a reported basis compared to the same period in 2017.

Gross Profit

Gross profit in 4Q-2018 was R$133.0 million, compared to R$169.1 million in the same period last year. Gross margin was 23.5% in 4Q-2018, compared to 29.5% in 4Q-2017. During the quarter, the ramp-up of the marketplace operation and the shutdown of the B2B supplement operation contributed 2.4 p.p. to gross margin, offset by the negative impact from the 1P categories the Company is shifting to the marketplace. However, management’s short-term actions aimed at turning around the operation and other non-operating impacted negatively affected gross margin by 6.1 p.p. These impacts were:

  (2.6) p.p. due to lower tax benefits as a result of 2016 tax change (EC87) and to the shift of Zattini’s operation to the Barueri distribution center, resulting in higher tax charges to the P&L but allowing the use of R$17 million in tax credits in 4Q-2018 and an additional R$50 million over the next 12 months (estimated);
  (2.1) p.p. impact from APV (Adjustment to Present Value) as a direct result of the Company’s adjustments in procurement activities to reduce inventory levels and hyperinflation accounting adjustment in Argentina.
  (1.4) p.p. related to higher net shipping costs and other cost of sales, mainly affected by the acceleration of supplement sales through the Company’s B2C channel.

Operating Expenses

Operating expenses, net of depreciation and amortization, were R$196.1 million in 4Q-2018, 9.2% higher than 4Q-2017. As a percentage of net sales, operating expenses were 34.6%, compared to 31.4% in 4Q-2017. During the quarter, additional consulting and legal expenses impacted operating expenses by R$7.3 million or 1.3 p.p in comparison to 4Q-2017.

Selling and marketing expenses, net of depreciation and amortization, were R$149.8 million, 0.1% higher than 4Q-2017. They represented 26.4% of net sales compared to 26.1% of net sales in 4Q-2017.

General and administrative expenses, net of depreciation and amortization, were R$42.9 million in 4Q-2018, 46.6% higher in comparison to 4Q-2017, representing 7.5% of net sales in 4Q-2018, versus 5.1% of net sales in 4Q-2017. This increase is mainly related to higher consulting and layoff expenses, in addition to positive effects of our profit sharing program and stock option expense reversals in 4Q-2017.

Adjusted EBITDA and Net Loss

Consolidated Adjusted EBITDA was R$(63.3) million in 4Q-2018 (with negative 11.2% Adj. EBITDA margin) compared to R$(10.5) million in 4Q-2017 (negative 1.8% Adj. EBITDA margin). This result was due to R$(52.4) million from the Brazilian B2C and Holding operations and negative R$12.7 million from the Argentina operations.

  Adjusted EBITDA Brazil in 4Q-2018 was R$(44.3) million (negative 8.2% Adj. EBITDA margin), which includes the R$46.0 million negative result from the B2C operations. This negative result includes R$4.1 million from B2B supplement sale through the B2C operation, negative R$7.5 million from Adjustment to Present Value (APV), negative R$11.2 million from higher sales taxes in Zattini’s migration to Barueri distribution center and R$7.3 million from higher consulting and legal expenses.

  Adjusted EBITDA International in 4Q-2018 was a R$(12.7) million (negative 44.5% Adj. EBITDA International margin), compared to R$(7.9) million in 4Q-2017 (negative 20.4% Adj. EBITDA International margin). In 4Q-2018, Adj. EBITDA International was negatively impacted by a R$4.1 million non-cash effect of the hyperinflation accounting adjustment in Argentina.

Due to the above-mentioned effects, the consolidated net loss from continuing operations, which excludes our divested operations in Mexico, was R$90.3 million in 4Q-2018 (negative 15.9% net margin), compared to a net loss of R$49.7 million (negative 8.7% net margin) in 4Q-2017.

Balance Sheet and Cash Flow

In 4Q-2018, the Company generated R$36.5 million in net cash flow from continuing operating activities excluding the contribution from factoring arrangements (see table below). Considering the increase of factoring arrangements during the period, operating cash generation was R$58.1 million, reflecting mainly the R$14.7 million improvement in working capital, the R$57.7 million in cash generated mainly by the use of (i) R$19.3 million in tax credits, (ii) the release of R$15.1 million in restricted cash and (iii) R$36.6 millin in accrued expenses; partially offset by the negative operating results recorded during the quarter. In comparison to 4Q-2017, the Company recorded a R$59.6 million improvement in operating cash generation without the contribution of the factoring arrangements.

In FY-2018, the Company recorded an operating cash generation of R$28.3 million excluding the contribution from factoring arrangements, compared to an operating cash consumption of R$133.3 million in FY-2017. This represents a material R$161.6 million year-over-year improvement as a result of management’s actions to turn around the business.

During the quarter, the increase in the use of the arrangements generated R$21.6 million of operating cash flow, while in 4Q-2017 they generated R$162.9 million in operating cash flow.

Cash used in investing activities amounted to R$24.7 million in 4Q-2018 and was mainly related to further development of the Company’s information technology infrastructure and a R$8.8 million loan to third parties related to the sale of Mexico operation. In 4Q-2017, cash used in investing activities amounted to R$14.2 million.

Cash used in financing activities amounted to R$19.5 million in 4Q-2018 compared to R$31.0 million in 4Q-2017 mainly as a result of the strong reduction in interest expenses.

Consequently, the change in cash and cash equivalents resulted in a generation of R$16.8 million in 4Q-2018 compared to R$85.4 million in 4Q-2017. Cash and cash equivalents as of December  31, 2018 were R$67.3 million, compared to R$396.0 million as of December 31, 2017.

In FY-2018, the Company used R$328.6 million of cash in comparison to a cash generation of R$284.7 million in FY-2017. The difference in cash consumption was mainly a result of the IPO proceeds of R$423.2 million in 2017 and of the reduction of the volume of factoring arrangements, as shown in the table below. In FY-2018, R$129.0 million of cash were used to reduce factoring arrangements while in FY-2017 R$176.8 million of the cash generation came from factoring arrangements.

Cash Flow Statement (In R$ Millions)(1)	4Q-2017 (Restated)	4Q-2018	FY-2017 (Restated)	FY-2018

Net loss	(45.4)	(90.7)	(154.2)	(321.8)
Depreciation and amortization	8.8	12.0	31.5	58.0
Interest expense, net	26.7	17.1	110.6	62.1
Others	12.0	47.2	27.0	132.6
Adjusted Net Loss	2.1	(14.3)	14.8	(69.1)

Trade accounts receivable	(37.4)	(54.2)	75.1	(67.3)
Inventories	(15.3)	35.6	(108.4)	84.0
Trade accounts payable / Reverse Factoring	173.5	33.4	150.9	(105.1)
Changes in Working Capital	120.8	14.7	117.7	(88.4)

Restricted Cash	(4.4)	15.1	2.5	16.4
Recoverable taxes	(3.3)	19.3	(53.2)	34.2
Judicial deposits	(4.4)	(4.6)	(35.1)	(12.8)
Accrued expenses	27.2	36.6	(3.0)	24.7
Others	1.9	(8.6)	(0.2)	(5.7)
Total Changes in Assets and Liabilities	16.9	57.7	(88.9)	56.8
Net Cash Provided by (Used In) Continuing Operating Activities	139.8	58.1	43.5	(100.7)

Proceeds from sale of discontinued operations	-	0.2	-	0.2
Loan to third parties	-	(8.8)	-	(8.8)
Capex	(14.0)	(13.3)	(57.1)	(93.9)
Interest received on installment sales	1.0	0.3	2.1	1.4
Restricted cash	(1.2)	(3.2)	6.2	(3.5)
Net Cash Provided by (Used in) Investing Activities	(14.2)	(24.7)	(48.8)	(104.5)

Proceeds / Payment of debt	1.7	-	(7.6)	(57.0)
Payments of interest	(26.6)	(19.5)	(108.4)	(62.9)
Share based payment	(5.8)	-	(5.8)	-
Proceeds from issuance of common stock	(0.2)	-	423.2	-
Net Cash Provided by (Used in) Financing Activities	(31.0)	(19.5)	301.3	(119.9)

Net cash provided by (used in) discontinued operations	(21.3)	(9.4)	(18.2)	(8.1)
Effect of exchange rate changes on cash and cash equivalents	12.1	12.3	6.9	4.6

Change in Cash and Cash Equivalents	85.4	16.8	284.7	(328.6)

Cash and cash equivalents, beginning of period	310.6	50.6	111.3	396.0
Cash and cash equivalents, end of period	396.0	67.3	396.0	67.3

Restricted Cash	34.4	21.5	34.4	21.5
Total Cash and cash equivalents, end of period	430.4	88.9	430.4	88.9

(1) As the Mexico operation was discontinued during the third quarter of 2018, for comparability purposes, financial data for 4Q-2017 and FY-2017 included herein have been restated to give effect to such discontinuation of the Company’s operation in Mexico as if it had occurred in any such periods.

Factoring Arrangements Impact:	4Q-2017	4Q-2018	FY-2017	FY-2018
Operating Cash Flow before Factoring Arrangements	(23.1)	36.5	(133.3)	28.3
(-) Credit card factoring (accounts receivable)	53.3	54.6	55.7	(25.4)
(-) Reverse factoring (accounts payable)	109.6	(33.0)	121.1	(103.7)
Total Factoring Arrangements	162.9	21.6	176.8	(129.0)
Operating Cash Flow after Factoring Arrangements	139.8	58.1	43.5	(100.7)

In 4Q-2018, the Company’s net working capital cycle was (6) days, 11 days lower than in 4Q-2017. This reduction was mainly a result of the inventory write-off of R$59.3 million (18 days) related to the discontinuation of the B2B nutrition supplement business and of the improved inventory management at the Brazilian operations (47 days), partially offset by (i) an 8 days higher trade receivable cycle, impacted by the lower volume of factoring of credit card receivables and (ii) the 44 days reduction in trade accounts payable cycle due to the strong decline in reverse factoring arrangements.

The remaining inventory of Midway nutritional products represented R$28.4 million or 9 inventory days at the end of 4Q-2018.

In Days(1)	4Q-2017	1Q-2018	2Q-2018	3Q-2018	4Q-2018
Trade Accounts Receivable	19	18	17	19	27
Inventories	143	146	128	99	79
Trade Accounts Payable / Reverse Factoring	156	102	101	105	112
Cash Conversion Cycle	5	62	45	13	(6)

(1)   As the Mexico operation was discontinued during the third quarter of 2018, the cash conversion cycle excludes Mexico both in 2017 and 2018 periods.

In 4Q-2018 total indebtedness was R$228.9 million, compared to R$286.0 million in 4Q-2017, stable  compared to the R$228.2 million recorded in 3Q-2018.  In August 2018, the Company successfully completed the renegotiation with banks of its working capital and debenture credit lines, extending the original maturity of the contracts by one year (to 2021) and establishing a 12-month grace period on principal amortization. With this renegotiation, the Company eliminated R$107.7 million in debt amortization during the second half of 2018 and the first half of 2019. As a result, as of December 31, 2018, 17% of total debt was short-term, compared to 46% in 2Q-2018 (before the renegotiation).

DEBT (In R$ Millions)	4Q-2017	1Q-2018	2Q-2018	3Q-2018	4Q-2018
Working Capital	175.0	157.1	147.9	138.4	138.8
Short-term	68.3	66.1	72.7	11.1	28.6
Long-term	106.7	91.0	75.2	127.3	110.2
Debenture	84.2	74.9	65.5	64.2	64.3
Short-term	37.7	37.7	37.6	-	8.0
Long-term	46.5	37.2	27.9	64.2	56.3
Other	26.7	25.9	25.7	25.7	25.7
Short-term	0.5	0.3	0.1	1.1	1.9
Long-term	26.2	25.5	25.6	24.6	23.9

TOTAL DEBT (R$)	286.0	257.8	239.1	228.2	228.9
Short-term (%)	37%	40%	46%	5%	17%
Long-term (%)	63%	60%	54%	95%	83%
(-) Total Cash	(430.4)	(99.8)	(107.4)	(84.0)	(88.9)
Cash and cash equivalents(1)	(396.0)	(60.3)	(72.0)	(50.6)	(67.3)
Restricted cash	(34.4)	(39.5)	(35.4)	(33.5)	(21.5)
NET DEBT (R$)	(144.4)	158.0	131.7	144.2	140.0

(1)       Excludes cash balance from Mexico operation.

Subsequent Events:

Merger Agreement with Magazine Luiza S.A.

The Company has entered into today the Merger Agreement with Magazine Luiza S.A. and the Merger Sub whereby, subject to the satisfaction of certain conditions precedent, Magazine Luiza S.A. will acquire Netshoes. See Message from the Company’s Founder and CEO, Marcio Kumruian.

Sale of Netshoes’ operations in Argentina

In April 26, 2019 the Company announced the sale of its subsidiary in Argentina (NS3 Internet S.A.) to a group led by BT8 S.A. Pursuant to terms of this transaction, the Company has granted to NS3 a license for the period of eighteen months from April 26 to use in Argentina the Company’s brand and e-commerce platform and contributed ARS106,308,088 (approximately US$2,500,000) into NS3 at closing. The Company’s divestment of its operations in Argentina is line with its strategy of focusing on its core Brazilian operations.

4Q and FY 2018 Earnings Conference Call

A conference call with live webcast will be held on May 1, 2019 at 8:30 am (Eastern Time).

Investors and other interested participants can access the call by dialing 1-844-763-8274 in the U.S; 1-412-717-9224 internationally or 11-3181-8565 in Brazil. The conference ID is “Netshoes”. An archived webcast will be available on the Company’s IR website. For more information visit: http://investor.netshoes.com.

About Netshoes

Founded in 2000, Netshoes is the leading sports and lifestyle online retailer in Brazil and one of the largest online retailers in the country. Through the websites Netshoes, Zattini and Shoestock, as well as through partner-branded store sites the Company manages, it offers customers a wide selection of products and services for sports, fashion and beauty.

Core to the Company’s business has been a relentless focus on delivering a superior customer experience. As one of the first companies in Brazil to provide online retail offerings, Netshoes benefits from its early mover advantage, which has allowed the Company to capture significant market share and achieve a leadership position in a large and expanding addressable market. For more information, visit: http://investor.netshoes.com

Investor Relations Contact
Otavio Lyra, Investor Relations Officer
São Paulo, Brazil
Phone: +55 11 3028-3528
Email: ir@netshoes.com
http://investor.netshoes.com

Forward-Looking Statements

This press release, prepared by Netshoes (Cayman) Limited (the “Company”), contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended.  Statements contained herein that are not clearly historical in nature, including statements about the Company’s strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. The Company may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Company’s goals and strategies; Company’s future business development; Company’s ability to maintain sufficient working capital, the continued growth of e-Commerce in Latin America, the Company’s ability to predict and react to changes in consumer demand or shopping patterns, Company’s ability to retain or increase engagement of consumers, Company’s ability to maintain or grow its net sales or business, general economic and political conditions in the countries where it  operates. Further information regarding these and other risks is included in the Company’s filings with the SEC. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information or future events or for any other reason.

This press release may also contain estimates and other information concerning the Company’s industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and have not independently verified the accuracy or completeness of the information.

Non-IFRS Financial Measures

The Company presents non-IFRS measures when it believes that the additional information is useful and meaningful to investors. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-IFRS financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This press release includes unaudited non-IFRS financial measures, including GMV, Net Adjusted Financial Result, Certain Other Net Financial Result, EBITDA, EBITDA Margin, EBITDA Brazil and EBITDA International.

(1): “GMV” is defined as the sum of net sales, returns, GMV from marketplace and net sales taxes, less marketplace and NCard activation commission fees;

(2) “Net Adjusted Financial Result” is defined as the sum of financial income and financial expenses less “Certain Other Net Financial Result“;

(3) “Certain Other Net Financial Result” is defined as the sum of foreign exchange gains/losses, derivative financial instruments gains/losses, bank charges and other financial income/expenses;

(4) “Adjusted EBITDA” is defined as net income/loss, less net financial result, less income tax, less depreciation, less monetary gain/loss and amortization expenses;

(5) “Adjusted EBITDA Brazil” or “EBITDA Brazil” is defined as Adjusted EBITDA (note 4) or EBITDA (note 7) for the Company’s operation in Brazil;

(6) “Adjusted EBITDA International” or “EBITDA International” is defined as Adjusted EBITDA (note 4) or EBITDA (note 7) for the Company’s operations in Argentina;

(7) “EBITDA” is defined as Adjusted EBITDA plus Certain Other Net Financial Result;

(8) “Adjusted EBITDA Margin” or “EBITDA Margin” is defined as Adjusted EBITDA or EBITDA divided by net sales for the relevant period, expressed as a percentage.

The following table shows the reconciliation for GMV, as described above:

GMV – Reconciliation (In R$ Millions)	4Q-2017	4Q-2018	FY-2017	FY-2018

Net sales	572.3	566.4	1,835.2	1,808.1
Add (subtract):
Sales taxes, net	102.1	129.9	327.7	381.8
Returns	57.5	39.0	197.2	140.3
Marketplace commission fees	(14.1)	(22.3)	(38.9)	(64.3)
NCard activation commission fees	(0.7)	(0.8)	(2.0)	(2.5)
Sub-Total:	717.1	712.2	2,319.3	2,263.3

GMV from marketplace	78.0	120.5	199.6	333.5

GMV	795.0	832.7	2,519.0	2,596.9

The following table shows the reconciliation for Net Adjusted Financial Result and Certain Other Net Financial Result as described above:

Net Financial Result Reconciliation (In R$ Millions)	4Q-2017	4Q-2018	FY-2017	FY-2018

Financial Income	5.4	1.1	29.0	15.0
Financial Expenses	(31.5)	(19.5)	(129.0)	(83.2)
Net Financial Result	(26.2)	(18.4)	(100.0)	(68.2)
Subtract Certain Other Net Financial Result:
Certain Other Financial Income:
Foreign exchange gain	(0.1)	2.4	(1.3)	(2.9)
Derivative financial instruments gain	-	-	(0.8)	-
Other Financial Income	-	-	-	(0.1)
Certain Other Financial Expenses:
Foreign exchange loss	1.1	(2.8)	1.8	6.2
Derivative financial instruments loss	-	-	-	-
Bank charges	1.6	1.9	6.5	5.3
Other Financial Expenses	0.1	1.0	0.8	5.6
Net Adjusted Financial Result	(23.5)	(15.7)	(93.0)	(54.1)

1) Net Financial Result: consists of Interest income/expenses, Imputed interest on installment sales, Imputed interest on credit purchases, Debt issuance costs, Foreign exchange gains/loss, Derivative financial instruments gains/loss, Bank charges and Other financial income/expenses.

The following table shows the reconciliation for EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA margin (and related EBITDA data for our Brazil and International business segments) as described above:

Consolidated EBITDA Reconciliation (In R$ Millions)	4Q-2017	4Q-2018	FY-2017	FY-2018

Net loss from continuing Operations	(45.4)	(90.1)	(154.2)	(321.8)
Add (subtract):
(-) Income tax expense	-	(0.7)	-	0.2
(-) Monetary gain (loss), net	-	(3.3)	-	(9.6)
(-) Net Financial Result	26.2	18.4	100.0	68.2
(-) Depreciation and Amortization	8.8	12.4	31.5	58.0
Adjusted EBITDA	(10.5)	(63.3)	(22.7)	(205.0)
(+) Certain Other Net Financial Result	(2.7)	(2.6)	(7.0)	(14.1)
EBITDA	(13.2)	(66.0)	(29.7)	(219.1)
Net Sales	572.3	566.4	1,835.2	1,808.1
Adjusted EBITDA Margin %	(1.8)%	(11.2)%	(1.2)%	(11.3)%
EBITDA Margin %	(2.3)%	(11.6)%	(1.6)%	(12.1)%

(1) Consolidated EBITDA includes Corporate/Holding expenses not included in EBITDA Brazil and EBITDA International.

EBITDA Brazil Reconciliation (In R$ Millions)	4Q-2017	4Q-2018	FY-2017	FY-2018

Net loss from continuing Operations	(30.6)	(70.0)	(102.4)	(251.7)
Add (subtract):	-	-	-	-
(-) Income tax expense	-	-	-	-
(-) Monetary gain (loss), net	-	-	-	-
(-) Net Financial Result	9.6	(4.7)	75.7	86.3
(-) Depreciation and Amortization	21.2	30.5	41.1	10.6
Adjusted EBITDA Brazil	0.3	(44.3)	14.4	(154.8)
(+) Certain Other Net Financial Result	(1.8)	(1.0)	(5.3)	(9.5)
EBITDA Brazil	(1.5)	(45.2)	9.1	(164.4)
Net Sales	533.5	537.9	1,693.5	1,682.0
Adjusted EBITDA Margin %	0.0%	(8.2)%	0.8%	(9.2)%
EBITDA Brazil Margin %	(0.3)%	(8.4)%	0.5%	(9.8)%

EBITDA International(1) Reconciliation (In R$ Millions)	4Q-2017	4Q-2018	FY-2017	FY-2018

Net loss from continuing Operations	(11.0)	(13.0)	(35.7)	(37.7)
Add (subtract):	-	-	-	-
(-) Income tax expense	-	0.7	-	0.9
(-) Monetary gain (loss), net	-	(3.4)	-	9.6
(-) Net Financial Result	2.9	2.6	9.8	26.5
(-) Depreciation and Amortization	0.1	0.4	0.3	1.1
Adjusted EBITDA International	(7.9)	(12.7)	(25.6)	0.4
(+) Certain Other Net Financial Result	(0.9)	(1.6)	(2.4)	(0.6)
EBITDA International	(8.8)	(14.3)	(28.0)	(0.2)
Net Sales	38.9	28.5	141.7	126.1
Adjusted EBITDA International Margin %	(20.4)%	(44.5)%	(18.0)%	0.3%
EBITDA International Margin %	(22.6)%	(50.3)%	(19.8)%	(0.2)%

(1)   Due to the sale of Mexico’s operation in October 2018, Mexico is presented as discontinued operation in 2017 and 2018.

Certain Definitions:

Registered members

The sum of all people that have completed the registration form in all the Company’s websites.

Active customers

Customers who made purchases online with the Company during the preceding twelve months as of the relevant dates.

Invoiced orders

The total number of orders invoiced to active customers during the relevant period (online and offline sales)

Orders placed from mobile devices

The sum of total orders placed by active customers through the Company’s mobile site and applications as a percentage of total orders placed by active customers for the relevant period.

Average basket size

The sum of invoiced order value in connection with a product sale (online and offline), including shipping fees and taxes, divided by the number of total invoiced orders for the relevant period. Excludes B2B and NCard operations.

Gross merchandise volume (“GMV”)

The sum of net sales, returns, GMV from marketplace and net sales taxes. Excludes marketplace and NCard activation commission fees.

Net Working Capital Cycle

The sum of the balances of (a) Trade accounts receivable and (b) Inventories, less (c) the balance of Trade accounts payable, plus the balance of (d) Reverse factoring.

Partner-branded stores

All partner-branded online stores that the Company manages.

Foreign Exchange Neutral (“FX Neutral”)

Growth rate shown on constant local currency basis, in order to demonstrate what the results would have been had exchange rates in Argentina remained constant during the period comparison.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Financial Position
As of December 31, 2017 and 2018

(Reais and Dollars in thousands)

	December 31,

Assets	2017	2018	2018
Current assets:	BRL	BRL	USD
Cash and cash equivalents	395,962	67,321	17,374
Restricted cash	19,397	2,996	773
Trade accounts receivables, net	113,168	163,807	42,275
Inventories, net	456,632	268,594	69,318
Recoverable taxes	80,047	59,214	15,282
Other current assets	48,352	20,138	5,198
Total current assets	1,113,558	582,070	150,220

Non-current assets:
Restricted cash	15,048	18,533	4,783
Judicial deposits	106,914	119,717	30,896
Recoverable taxes	70,765	40,033	10,332
Other assets	1,950	14,166	3,656
Due from related parties	12	7	2
Property and equipment, net	73,039	76,489	19,740
Intangible assets, net	115,839	143,317	36,987
Total non-current assets	383,567	412,262	106,396

Total assets	1,497,125	994,332	256,616

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Financial Position
As of December 31, 2017 and 2018

(Reais and Dollars in thousands)

	December 31,
Liabilities and Shareholders' Equity	2017	2018	2018
Current liabilities:	BRL	BRL	USD
Trade accounts payable	365,835	337,120	87,003
Reverse factoring	148,928	45,276	11,685
Current portion of long-term debt	106,577	38,473	9,929
Taxes and contributions payable	19,875	18,467	4,766
Deferred revenue	3,732	3,983	1,028
Accrued expenses	120,366	136,721	35,285
Other current liabilities	31,017	25,711	6,635
Total current liabilities	796,330	605,751	156,331

Non-current liabilities:
Long-term debt, net of current portion	179,394	190,406.00	49,140
Provision for labor, civil and tax risks	12,523	19,935.00	5,145
Deferred revenue	25,502	21,690.00	5,598
Other non-current liabilities	27	-	-
Total non-current liabilities	217,447	232,031	59,883
Total liabilities	1,013,777	837,782	216,214

Shareholders' equity:
Share capital	244	244	63
Additional-paid in capital	1,345,507	1,347,581	347,781
Treasury shares	(1,533)	(1,533)	(396)
Accumulated other comprehensive loss	(13,664)	(11,022)	(2,845)
Accumulated losses	(847,125)	(1,178,464)	(304,134)
Equity attributable to owners of the parent	483,429	156,806	40,468
Equity attributable to non-controlling interests	(80)	(256)	(66)
Total shareholders' equity	483,349	156,550	40,402

Total liabilities and shareholders' equity	1,497,126	994,332	256,616

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Profit or Loss

For the years ended December 31, 2017 and 2018
(Reais and Dollars in thousands, except loss per share)

	Years ended December 31,
	2017	2018	2018
	(Restated)
	BRL	BRL	USD
Net Sales	1,835,212	1,808,064	466,621
Cost of sales	(1,247,014)	(1,389,842)	(358,687)
Gross Profit	588,198	418,222	107,934

Operating expenses:
Selling and marketing expenses	(495,190)	(480,206)	(123,931)
General and administrative expenses	(143,253)	(191,695)	(49,472)
Other operating expenses, net	(3,933)	(9,312)	(2,403)
Total operating expenses	(642,376)	(681,213)	(175,806)
Operating loss	(54,178)	(262,991)	(67,872)

Financial income	28,996	15,026	3,878
Financial expenses	(129,040)	(83,223)	(21,478)
Monetary position (loss) gain, net	-	9,595	2,476
Loss before income tax	(154,222)	(321,593)	(82,996)

Income tax expense		(202)	(52)
Net Loss from continuing operations	(154,222)	(321,795)	(83,048)

Net Loss from discontinued operations	(16,123)	(10,579)	(2,730)

Net Loss	(170,345)	(332,374)	(85,778)

Net loss attributable to:
Owners of the Parent from continuing operations	(153,623)	(321,166)	(82,886)
Owners of the Parent from discontinued operations	(16,123)	(10,579)	(2,730)
Non-controlling interests	(599)	(629)	(159)

Loss per share attributable to owners of the Parent
Basic and diluted	(5.95)	(10.68)	(2.76)

Loss from continuing operations per share attributable to owners of the Parent
Basic and diluted	(5.39)	(10.34)	(2.67)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2018

(Reais and Dollars in thousands)	Years ended December 31,
	2017	2018	2018
	(Restated) BRL	BRL	USD
Cash flows from continuing operating activities:
Net loss	(154,222)	(321,795)	(83,048)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	25,443	13,014	3,359
Depreciation and amortization	31,487	58,022	14,974
Loss on disposal of property and equipment, and intangible assets	179	3,770	973
Impairment of property and equipment, and intangible assets	-	851	220
Impairment of recoverable taxes	-	4,828	1,246
Share-based payment	(13,860)	7,923	2,045
Provision for contingent liabilities	10,111	10,795	2,786
Interest expense, net	110,568	62,066	16,018
Monetary (gain) loss, net	0.00	5,428	1,401
Provision for inventory losses	4,904	72,526	18,717
Provision for expected losses, Other non-current assets	-	13,225	3,413
Other	179	205	52
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash	2,549	16,401	4,233
Trade accounts receivable	75,095	(67,290)	(17,366)
Inventories	(108,386)	84,034	21,687
Recoverable taxes	(53,172)	34,236	8,836
Judicial deposits	(35,097)	(12,803)	(3,304)
Other assets	9,525	6,196	1,599
Increase (decrease) in:
Derivative financial instruments	(186)	-	-
Trade accounts payable	29,880	(1,497)	(386)
Reverse factoring	121,061	(103,652)	(26,750)
Taxes and contributions payable	5,112	537	139
Deferred revenue	(3,641)	(3,562)	(919)
Accrued expenses	(2,978)	24,719	6,378
Share-based payment	(2,366)	(611)	(158)
Other liabilities	(8,683)	(8,273)	(2,135)
Net cash provided by (used in) operating activities	43,502	(100,707)	(25,990)
Proceeds from sale of discontinued operations	-	241	62
Purchase of property and equipment	(7,728)	(22,185)	(5,725)
Loan to third parties	-	(8,801)	(2,271)
Purchase of intangible assets	(49,378)	(71,743)	(18,515)
Interest received on installment sales	2,071	1,445	373
Restricted cash	6,206	(3,485)	(899)
Net cash provided by (used in) investing activities	(48,829)	(104,528)	(26,976)
Proceeds from debt	134,152	-	-
Payments of debt	(141,788)	(57,040)	(14,721)
Payments of interest	(108,429)	(62,889)	(16,230)
Share-based payment	(5,824)	-	-
Proceeds from issuance of common shares	423,166	-	-
Net cash provided by (used in) financing activities	301,277	(119,929)	(30,951)
Net cash provided by discontinued operations	(18,162)	(8,121)	(2,096)
Effect of exchange rate changes on cash and cash equivalents	6,869	4,644	1,198
Change in cash and cash equivalents	284,657	(328,641)	(84,815)
Cash and cash equivalents, beginning of period	111,305	395,962	102,189
Cash and cash equivalents, end of period	395,962	67,321	17,374

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: Abril 29, 2019